UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Board of Directors of the Company at their meeting held on January 31, 2019 have considered and approved the Unaudited Standalone and Consolidated Financial Results of the Company for the Third Quarter and Nine months ended December 31, 2018.

1.	The Unaudited Standalone and Consolidated Financial Results of the Company for the Third Quarter and Nine months ended December 31, 2018 (‘Quarterly Financial Results’) Exhibit 99.1

2.

Limited Review Report for the Quarterly Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co., LLP Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’);

The report of Auditors is with unmodified opinion w.r.t. the Quarterly Financial Results – Exhibit 99.2

3.	A Press Release in respect to the Quarterly Financial Results – Exhibit 99.3

4.	Investor Presentation on the Quarterly Financial Results-Exhibit 99.4

Further please note:

5.

Appointment of Mr. Srinivasan Venkatakrishnan (Venkat) as the Whole-Time Director (Additional Director) designated as CEO & KMP of the Company w.e.f. March 1, 2019 up to August 31, 2021 (on recommendation of Nomination and Remuneration Committee) subject to the approval of the members at the ensuing Annual General Meeting of the Company. A press release made by the Company in this regard is attached herewith. The press release shall also be considered as compliance of Regulation 30 of the Listing Regulations.

Mr. Venkat is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of the Companies (Specification of Definition Details) Rules, 2014 with any of the Directors of the Company.

Further, in compliance with the SEBI regulations, this is to confirm that Mr. Venkatakrishnan has not been debarred from holding the office of director by virtue of any SEBI order or any other such authority. A press release dated January 31, 2019 Exhibit 99.5.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 31, 2018. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.

Exhibits

Ex-99.1 The Unaudited Standalone and Consolidated Financial Results of the Company for the Third Quarter and Nine months ended December 31, 2018 (‘Quarterly Financial Results’

Ex-99.2 Limited Review Report for the Quarterly Financial Results from our Statutory Auditors, M/s S.R. Batliboi  & Co., LLP Chartered Accountants

Ex-99.3 Press Release in respect to the Quarterly Financial Results

Ex-99.4 Investor Presentation on the Quarterly Financial Results

Ex-99.5 Press Release dated January 31, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer